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                                                          Exhibit (a)(16)

COMPUTER ASSOCIATES TERMINATES FINANCING FOR CSC TENDER OFFER

ISLANDIA, N.Y., March 6, 1998-Computer Associates International, Inc. (CA:
NYSE) today announced it has terminated the bank commitments for financing of its $108 per share all cash offer to acquire Computer Sciences Corporation. Computer Associates' wholly owned subsidiary CAI Computer Services Corp. is making a tender offer for all outstanding shares of Computer Sciences Corporation common stock at a price of $108 per share in cash. The tender offer is scheduled to expire at 12:00 o'clock midnight New York City time on Monday March 16, 1998, unless extended in a manner described in the Offer to Purchase dated February 17, 1998.

Computer Associates International, Inc. (NYSE: CA), with headquarters in Islandia, N.Y., is the world leader in mission-critical business software. The Company develops, licenses and supports more than 500 integrated products that include enterprise computing and information management, application development, manufacturing and financial applications. CA has over 11,000 people in 160 offices in 43 countries and had revenue of $4.5 billion in calendar year 1997. CA can be reached by visiting < http://www.cai.com > http://www.cai.com on the World Wide Web, emailing < mailto:info@cai.com > info@cai.com, or calling 1-516-342-5224.